March 28, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance Office

of Transportation and Leisure

Washington, D.C. 20549

Attn: Ernest Greene

Re:	GX Acquisition Corp.

Draft Registration Statement on Form S-1

Submitted November 5, 2018

CIK No. 1752828

Dear Ms. Ransom:

GX Acquisition Corp. (the “Corporation,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 29, 2018, regarding the Draft Registration Statement on Form S-1 filed on November 5, 2018.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Draft Registration Statement on Form S-1

General, page i

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or someone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, we will provide all such written communications under separate cover. We confirm that potential investors will not retain copies of any such communications.

Note 6. Commitment and Contingencies

Registration Rights, page F-12

2.	Please disclose whether there are any maximum cash penalties under the registration rights agreement, if applicable. Please also disclose any additional penalties resulting from delays in registering your common stock. Refer to ASC 825-20-50-1.

In response to the Staff’s comment, we have revised the indicated disclosure to indicate that no cash penalties are payable under the registration rights agreement.

Note 8. Subsequent Events , page F-14

3.	Please disclose the actual date through which subsequent events were evaluated as required by ASC 855-10-50-1.

In response to the Staff’s comment, we have revised the indicated disclosure to disclose the actual date through which subsequent events were evaluated.

We thank the Staff in advance for its consideration of these changes. Should you have any questions regarding the foregoing, please contact our outside counsel, Stuart Neuhauser, Esq. of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Sincerely, By: /s/ Jay R. Bloom Name: Jay R. Bloom

cc:	Stuart Neuhauser, Esq.